Exhibit 99.1

Unaudited Interim Condensed Consolidated Financial Statements

As of and for the six-month period ended March 31, 2022

SIGNA Sports United N.V.

Table of Contents

Table of Contents	2

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	3

Interim Condensed Consolidated Statements of Financial Position	5

Assets	5

Equity and liabilities	6

Interim Condensed Consolidated Statements of Changes in Equity	7

Interim Condensed Consolidated Statements of Cash Flows	9

Selected Explanatory Notes to the Unaudited Interim Condensed Consolidated Financial Statements	10

1. General Information	10

2. Basis of preparation and general principles	10

3. DE-SPAC	11

4. Effects of new IFRS applicable for the first time and in future periods	12

5. Summary of significant accounting judgements, estimates, and significant accounting policies	12

6. Notes to the Interim Condensed Statements of Profit or Loss and Other Comprehensive Income	13

6.1. Revenue	13

6.2. Cost of material	14

6.3. Personnel expenses and share-based compensation	14

6.4. Other operating expenses	14

6.5. Share listing expense and change in fair value of warrant liabilities	15

6.6. Earnings per share (“EPS”)	15

6.7. Finance income and cost	16

7. Notes to the Interim Condensed Statement of Financial Position	16

7.1. Non-current financial liabilities	16

7.2. Non-current Trade payables	17

8. Business combinations	17

9. Financial risk management	20

10. Segment information	21

11. Events after the reporting period	25

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

EUR million	Note	October 1, 2021 - March 31, 2022	October 1, 2020 - March 31, 2021
Revenue	6.1	481.4	374.4
Own work capitalized		2.3	1.7
Other operating income		2.7	1.7
Cost of material	6.2	(304.9)	(231.2)
Personnel expenses	6.3	(81.5)	(42.9)
Other operating expenses*	6.4, 6.5	(298.8)	(94.7)
Depreciation and amortization		(22.3)	(14.8)
Operating result		(221.2)	(5.9)
Finance income	6.7	15.9	0.0
Finance costs	6.7	(3.8)	(3.9)
Result from investments accounted for at equity		(0.6)	(0.6)
Earnings before taxes (EBT)		(209.7)	(10.3)
Income tax benefit (expense)		8.0	(1.7)
Loss for the period		(201.7)	(12.0)
of which attributable to non-controlling interests		—	0.7
of which attributable to the owners of SIGNA Sports United N.V.		(201.7)	(12.6)
Loss per share	6.6
Basic and diluted loss per share		(1.0)	(0.7)

EUR million	October 1, 2021 - March 31, 2022	October 1, 2020 - March 31, 2021
Loss for the period	(201.7)	(12.0)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(2.7)	0.4
Gain (Loss) from derivative financial instruments	(0.4)	0.1
Other comprehensive income/(loss), net of tax	(3.1)	0.5

Total comprehensive income/(loss)	(204.8)	(11.4)

of which attributable to non-controlling interests	—	0.7
of which attributable to shareholders of SIGNA Sports United N.V.	(204.8)	(12.2)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Financial Position

Assets

EUR million	Note	As of March 31, 2022	As of September 30, 2021
Property, plant and equipment		49.3	37.7
Right-of-use-assets		88.4	60.6
Intangible assets and goodwill		935.2	326.8
Investments accounted for using the equity method		0.0	0.0
Other non-current financial assets		3.3	1.4
Deferred tax assets		—	0.0
Non-current assets		1,076.2	426.6
Inventories		313.7	181.9
Trade receivables		25.3	26.3
Other current financial assets		15.9	24.0
Other current assets		48.1	33.4
Cash and cash equivalents		68.6	50.7
Current assets		471.5	316.3

Total assets		1,547.7	742.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Equity and liabilities

EUR million	Note	As of March 31, 2022	As of September 30, 2021
Share capital		46.4	17.6
Share capital - not yet registered (convertible loan)		—	1.7
Share capital - not yet registered (NCI)		—	2.0
Capital reserve		1,326.8	558.4
Retained earnings		(397.9)	(206.3)
Other reserves		(3.1)	(0.0)

Total equity		972.2	373.4

Non-current provisions		4.1	0.1
Non-current financial liabilities	7.1	105.5	140.4
Non-current Trade Payables	7.2	12.3	—
Other non-current liabilities		3.6	1.0
Deferred tax liabilities		57.8	40.2
Non-current liabilities		183.2	181.6
Current provisions		2.7	4.9
Trade payables		153.3	102.7
Other current financial liabilities	7.1	154.9	27.7
Other current liabilities		75.9	47.9
Contract liabilities		5.5	4.7
Current liabilities		392.3	187.9

Total liabilities		575.6	369.5

Total equity and liabilities		1,547.7	742.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Changes in Equity

				Capital Reserve		Other Reserves
EUR million	Share capital	Share capital - not yet registered (convertible loan)	Share capital - not yet registered (NCI)	Capital reserve	Equity component of convertible loans	Currency conversion	Cash flow hedges	Retained earnings	Group equity
Balance as of October 1, 2021	17.6	1.7	2.0	555.3	3.1	0.1	(0.1)	(206.3)	373.4

Total income/(loss)	—	—	—	—	—	—	—	(201.7)	(201.7)

Other comprehensive income/(loss), net of tax	—	—	—	—	—	(2.7)	(0.4)	—	(3.1)

Total comprehensive income/(loss)	—	—	—	—	—	(2.7)	(0.4)	(201.7)	(204.8)

Reclass Share capital and capital reserve	3.6	(1.7)	(2.0)	3.1	(3.1)	—	—	—	—
Equity-settled share-based payment	—	—	—	—	—	—	—	10.0	10.0
Issue of share capital
PIPE Financing, net of transaction costs	11.6	—	—	391.1	—	—	—	—	402.7
Yucaipa Merger, net of transaction costs	1.5	—	—	108.6	—	—	—	—	110.1
Issue of ordinary shares related to business combinations	4.0			287.0					291.0

Total issuance of share capital	17.1	—	—	788.7	—	—	—	—	805.7

Reorganization	8.0	—	—	(8.0)	—	—	—	—	—
Transaction costs of the capital increase after taxes	—	—	—	(10.3)	—	—	—	—	(10.3)
Balance as of March 31, 2022	46.4	—	—	1,326.8	—	(2.6)	(0.5)	(397.9)	972.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

		Capital Reserve		Other Reserves
EUR million	Share capital	Capital reserve	Equity component of convertible loans	Currency conversion	Cash flow hedges	Retained earnings	Capital and reserves attributable to the owners of SIGNA Sports United GmbH	Non-controlling interests	Group equity
Balance as of October 1, 2020	17.6	367.3	3.1	(0.4)	(0.3)	(64.6)	322.7	24.4	347.1

Total income/(loss)	—	—	—	—	—	(12.6)	(12.6)	0.7	(12.0)

Other comprehensive income/(loss), net of tax	—	—	—	0.4	0.1	—	0.5	0.1	0.5

Total comprehensive total income/(loss)	—	—	—	0.4	0.1	(12.6)	(12.2)	0.7	(11.4)

Change in non-controlling interests	—	—	—	—	0.0	(15.9)	(15.9)	(2.9)	(18.8)
Balance as of March 31, 2021	17.6	367.3	3.1	(0.1)	(0.2)	(93.2)	294.7	22.2	316.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

	Six-months ended March 31,
EUR million	Note	2022	2021
Earnings before tax		(209.7)	(10.3)
Adjustments for:
Depreciation and amortisation		22.3	14.8
Income from investments accounted for using the equity method		0.6	0.6
Net finance costs	6.7	(12.2)	3.9
Other non-cash income and expenses		8.3	0.3
Listing expenses (IFRS 2 service charge)	6.5	121.9	—
Change in other non-current assets		3.0	(0.2)
Change in other non-current liabilities		5.6	(0.2)
Change in:
Inventories		(44.7)	(26.3)
Trade receivables		3.3	(6.1)
Other current financial assets		5.6	2.1
Other current assets		(5.3)	(11.2)
Current provisions		(2.2)	0.1
Trade payables		0.6	23.0
Other current financial liabilities		0.0	6.8
Other current liabilities		(44.3)	(0.3)
Other contract liabilities		(0.9)	(0.9)
Income tax payment	5	—	(0.4)
Net cash flow from operating activities		(148.0)	(4.3)
Purchase of intangible assets and property, plant and equipment		(20.7)	(11.0)
Acquisition of subsidiaries, net of cash acquired		(169.9)	—
Net cash flow from investing activities		(190.6)	(11.0)
Proceeds from capital contributions	3	402.7	—
Acquisitions of non-controlling interests		—	(1.8)
Proceeds from financial liabilities to financial institutions		26.1	—
Repayment of financial liabilities to financial institutions	7.1	(77.5)	(17.4)
Transaction costs related to the listing		(10.3)	—
Proceeds from the recapitalization		23.6	—
Repayment of other loans		(0.7)	—
Payments for lease liabilities		(6.4)	(4.8)
Interest paid		(1.2)	(3.3)
Net cash flows from financing activities		356.4	(27.3)
Effect of exchange rate changes on cash and cash equivalents		(0.0)	—
Change in cash and cash equivalents		17.8	(42.6)
Cash and cash equivalents as of October 1		50.7	95.6
Cash and cash equivalents as of March 31		68.6	53.0

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Selected Explanatory Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. General Information

SIGNA Sports United Group (hereinafter also referred to as “the Company” or “The Group”), comprises the parent company SIGNA Sports United N.V., Berlin, Germany, and its direct and indirect subsidiaries. The Company is registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 82838194 with its registered office in Berlin. The address of the registered office of the Company is Kantstraße 164, Upper West, 10623 Berlin, Germany. SIGNA Sports United Group is a leading e-commerce platform for various sporting goods brands in continental Europe. Its business activities focus on the Tennis, Bike, Outdoor, Teamsport and Athleisure sectors. The Group markets its products mainly via various online platforms as well as through individual physical stores where customers are offered various sports and lifestyle products.

Prior to December 14, 2021, SIGNA Sports United N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by SIGNA Sports United GmbH. Therefore, the comparable consolidated financial statements represent the consolidated financial statements of Signa Sports United GmbH for all periods prior to December 14, 2021.

2. Basis of preparation and general principles

These unaudited interim condensed consolidated financial statements of the SIGNA Sports United Group have been prepared as of and for the six-month period ended March 31, 2022 and 2021.

The unaudited interim condensed consolidated financial statements are presented in euros which is the Group’s functional currency. Unless indicated otherwise, the amounts are presented in millions of euros (EUR million). Totals have been calculated on the basis of non-rounded euro amounts and may differ from a calculation based on the reported million euro amounts.

The unaudited interim condensed consolidated financial statements comprise interim condensed consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period ended March 31, 2022 and 2021. Also included are interim condensed consolidated statements of financial position as of March 31, 2022 and September 30, 2021.

These unaudited interim condensed financial statements have been prepared in accordance with International Accounting Standard IAS 34 – “Interim Financial Reporting”. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS standards and should be read in conjunction with the Group’s latest annual consolidated financial statements as of and for the year ended September 30, 2021. Selected information has been included to explain significant changes in the reporting period since the last annual financial statements and disclosures explicitly required by IAS 34. For further information on the scope of consolidation, including the six-month period ended March 31, 2022, refer to the consolidated financial statements of SIGNA Sports United GmbH as of and for the fiscal year ended September 30, 2021. Additionally, see note 8 “Business combinations” for further information in regard to the acquisitions of Tennis-Express LP, Houston, Texas/USA (“Tennis-Express”) and Mapil TopCo Limited, Portsmouth/UK (“Wiggle” or “the Wiggle Group”) within the current financial year.

The unaudited interim condensed consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business.

The unaudited interim condensed consolidated financial statements were authorized by the management of SIGNA Sports United N.V. on June 24, 2022.

Russia-Ukraine War

With Russia’s invasion of Ukraine, the geopolitical situation around the world intensified on February 24, 2022. The ongoing conflict in Eastern Europe and the imposed sanctions have led to significant global economic uncertainty followed by rising commodity prices and increased raw materials costs.

So far, the Russia-Ukraine war has not had a material impact on the Company’s supply chain as it does not have any supply relationships with companies in this region. The uncertainties about the future development of the war and its impact on the global economy remain and uncertainties in the global economy could have an adverse impact on the Company and its impact supply chain, future sales as well as the Company’s assets.

3. DE-SPAC

On June 10, 2021, Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sport United GmbH (“SSU GmbH”), SIGNA Sport United N.V. (formerly known as SIGNA Sports United B.V.), (“SSU N.V.”) Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH entered into a Business Combination Agreement, contemplating several transactions, and in connection with which, Yucaipa would be merged with and into Merger Sub, with Merger Sub as the surviving company, SIGNA Sport United N.V. would be the ultimate parent company of SSU GmbH and SSU GmbH would consummate the acquisition of Wiggle Group (altogether: “Business Combination”).

SSU N.V. was incorporated for the purpose of holding Merger Sub, SSU GmbH and Wiggle following the consummation of the Business Combination which occurred on December 14, 2021. Ordinary shares and warrants issued by SSU N.V. are listed on the New York Stock Exchange.

The merger of Yucaipa constituted a transaction by SSU N.V., which is accounted for within the scope of IFRS 2 as a “reverse recapitalization”.

As part of the transaction, former shareholders of Yucaipa (public shareholders, sponsors and directors) received 12,584,315 shares of SSU N.V. and 17,433,333 warrants (“SSU Warrants”) to purchase ordinary shares of SSU N.V. In exchange, SSU N.V. received the net assets held by Yucaipa, which had a fair value of EUR 7.3 million upon closing of the transaction on December 14, 2021. The net assets included EUR 23.6 million of cash and cash equivalents held in Yucaipa trust account, current liabilities of EUR 5.7 million and EUR 10.6 million deferred underwriting commissions.

In accordance with IFRS 2, the difference between the fair value of the net assets contributed by Yucaipa and the fair value of equity instruments provided to former Yucaipa shareholders is treated as an expense, resulting in an EUR 121.9 million Share listing expense classified within the other operating expenses (see Note 6.5). The 17,433,333 SSU Warrants give the holder the right, but not the obligation, to subscribe to SSU N.V.’s shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Due to an option of cashless exercise of the SSU Warrants, which gives SSU N.V. a choice over how the warrant is settled with a settlement alternative, that results in SSU N.V. delivering a variable number of shares. Therefore, the SSU Warrants are accounted for as financial liability through profit and loss.

SSU N.V. raised an additional EUR 402.7 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of SSU GmbH and Yucaipa as well as new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of EUR 11.6 million and EUR 391.1 million to share capital and capital reserve, respectively.

Both the Yucaipa Merger and PIPE Financing closed as of December 14, 2021. Upon consummation of the transactions, SSU N.V. became a publicly traded corporation on the New York Stock Exchange under the ticker SSU. The SSU Warrants are traded under the ticker SSU.WS. SSU N.V. incurred incremental transaction costs directly attributable to the issuance of new shares to Yucaipa shareholders and the PIPE Financing of EUR 10.3 million, which it netted against the equity proceeds as a reduction in capital reserve.

SSU N.V. also amended existing share-based compensation agreements held by employees of SSU GmbH prior to the Yucaipa Merger, in addition to making additional cash and share-based payments to key management personnel (see Note 6.3).

4. Effects of new IFRS applicable for the first time and in future periods

Standards applied for the first time in the current financial statements

The IASB and the IFRS Interpretations Committee have issued amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, whose application was mandatory for fiscal years beginning on or after January 1, 2021, but which did not have any material effects on the unaudited interim condensed consolidated financial statements. For further information please refer to the consolidated financial statements of SSU GmbH as of and for the fiscal year ended September 30, 2021

Standards to be applied in future periods

The expected impact of the most relevant new and amended standards and interpretations effective in future periods have been disclosed in the consolidated financial statements as of and for the fiscal year ended September 30, 2021.

5. Summary of significant accounting judgements, estimates, and significant accounting policies

Significant accounting judgements, estimates and assumptions

No significant changes in accounting estimates, management judgements and assumptions have occurred compared to the significant accounting judgements, estimates and assumptions discussed in the consolidated financial statements as of and for the fiscal year ended September 30, 2021.

Unless stated otherwise the unaudited interim condensed consolidated financial are presented on a basis consistent with the accounting policies and specific considerations set out in the consolidated financial statements for the Group as of and for the year ended September 30, 2021 and should be read in conjunction with these, as the unaudited interim condensed consolidated financial statements are an update of that information considering significant changes in the reporting period and disclosures explicitly required by IAS 34.

Income taxes

In interim periods for the six-month ended March 31, 2022, and March 31, 2021, current and deferred taxes are determined based on the domestic tax rates and tax legislations of the Group’s components, which are enacted or substantively enacted at the reporting date. Deferred taxes also include the recognition of assets for reductions in tax resulting in subsequent years from the expected use of existing unused tax losses (or similar items), as far as the realization can be expected with a sufficient degree of certainty.

The Group’s consolidated effective tax rate for the six-month period ended March 31, 2022, was 3.8% (six-month period ended March 31, 2021: 16.8%). The effective tax rate is affected by a higher recognition of deferred tax assets due to increased trade and corporate tax loss carryforwards.

6. Notes to the Interim Condensed Statements of Profit or Loss and Other Comprehensive Income

6.1. Revenue

In the following tables, revenue is disaggregated by reportable segment and geographical market.

EUR million	Tennis	Bike and Outdoor	Teamsport and Athleisure	Revenue for the six- month period ended March 31, 2022
Germany	27.2	77.5	35.7	140.3
Switzerland	3.4	28.5	7.2	39.1
United Kingdom	4.1	59.3	0.1	63.5
Austria	5.0	9.0	0.1	14.0
France	14.5	41.2	3.9	59.6
United States of America	30.9	4.2	0.0	35.1
Rest of the world	22.1	99.3	8.2	129.6

Total	107.3	319.0	55.1	481.4

The business activities of Tennis, Bike and Outdoor as well as Teamsport and Athleisure are managed globally and have their main business activities within the DACH region, which includes activities in Germany (D), Austria (A) and Switzerland (CH), as well as in United Kingdom and France.

	Six-months ended March 31,
EUR million	2022	2021
Revenue from the sale of merchandise	478.0	374.1
Revenue from the sale of services	3.3	0.3

Total	481.4	374.4

Effects from seasonality have an impact on reported revenues, given that, in particular, bike and outdoor as well as tennis activities have their high season in spring and summer. As a result, the SIGNA Sports United Group generates a high proportion of its revenues and operating income during the third and fourth quarters of their fiscal year. Additionally, weather conditions during this time of the year have an impact on the business. Furthermore, sports events can have a particular effect on revenues. For instance, the success of major sport stars and teams can boost sales. The increase in revenues in comparison to prior year is mainly due to the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest Sports Supply, Inc. (“Midwest”) in the second half of the previous financial year. For further information refer to note 8 “Business combinations”.

6.2. Cost of material

The increase in the cost of materials is primarily due to the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year.

6.3. Personnel expenses and share-based compensation

The Group recognized the following personnel expenses:

	Six-months ended March 31,
EUR million	2022	2021
Wages and salaries	57.2	35.0
Social contributions	10.3	7.1
Other personnel expenses	14.0	0.9

Total	81.5	42.9

The overall increase in personnel expense is mainly due to the increasing number of employees after the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year. Other personnel expenses include EUR 9.3 million share-based compensation expenses mainly to key management personnel as part of the Yucaipa Merger.

6.4. Other operating expenses

The Group recognized the following other operating expenses:

	Six-months ended March 31,
EUR million	2022	2021
Expenses for logistics and packaging	57.2	39.4
Marketing expenses	42.6	24.5
Expenses for warehousing, rents and similar expenses	5.7	3.5
Charges for payment services	7.8	4.5
Legal and consulting fees	38.9	7.1
IT expenses	10.4	7.4
Administrative expenses	5.2	1.8
Expenses related to personnel	6.0	4.5
ECL allowance	0.1	0.3
Other	124.8	1.8

Total	298.8	94.7

The other operating expenses in 2022 include EUR 121.9 million Share listing expense (refer to note 6.5). The increase in legal and consulting fees resulted mainly from an increase in accounting, audit and legal fees. The increase is due to both one-time expenses associated with the Yucaipa Merger and PIPE Financing as well as efforts to operate as a public company. The remaining other operating expenses increased due to the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year.

6.5. Share listing expense and change in fair value of warrant liabilities

As described in Note 3, the Yucaipa Merger led to a Share listing expense. SSU N.V. issued shares with a fair value of EUR 110.1 million to Yucaipa shareholders, comprised of the fair value of SSU N.V. shares, that were issued to Yucaipa shareholders of EUR 8.75 per share (Yucaipa’s closing price as of December 14, 2021). In exchange, SSU N.V received the identifiable net assets held by Yucaipa, which had a fair value upon closing of EUR 7.3 million, comprising of investments held in Yucaipa’s trust account partly offset by current liabilities by Yucaipa, deferred underwriting commissions and financial liabilities in the amount of EUR 19.0 million accounted for the 17,433,333 Yucaipa Warrants considering a fair value of the warrants of EUR 1.09 per warrant (price of Yucaipa Warrants at Closing of the Yucaipa Merger in EUR; closing price in USD as the denominated currency was USD 1.24). The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the Yucaipa Merger, in the amount of EUR 121.9 million, is recognized as Share listing expense in other operating expenses within the Consolidated Statement of Profit or Loss. Details of the calculation of the Share listing expense are as follows:

EUR million, except per share data
Shares to be issued by TopCo to Yucaipa	A	12.6
Yucaipa’s closing price per share as of December 14, 2021	B	8.75
Fair value of shares deemed issued (A x B)	C	110.1
Fair value of the deemed issued Warrants	D	19.0
Fair value of shares deemed issued incl. warrants (C + D)	E	129.2
Yucaipa’s net assets	F	7.3
Excess of Fair value of shares over Yucaipa’s net assets acquired (E - F)	G	121.9

Upon closing of the Yucaipa Merger, Yucaipa Warrants were converted into SSU Warrants. The financial liability for the SSU Warrants is accounted for at fair value through profit and loss. The fair value of warrants decreased from EUR 1.09 per warrant as of December 14, 2021 to EUR 0.48 per warrant as of March 31, 2022. The result is a decrease in fair value of warrant liabilities of EUR 11.0 million for the period.

6.6. Earnings per share (“EPS”)

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted-average number of outstanding shares and excludes all potential shares outstanding during the period, as their inclusion would be anti-dilutive. The Group’s potential shares consist of incremental shares issuable in relation to the convertible bond and upon the assumed exercise of share options.

The calculation of earnings/(loss) per share is based on the following data:

	Six-months ended March 31,
EUR million	2022	2021
Earnings
Earnings for the purposes of basic earnings per share being net profit attributable equity holders of the parent entity	(201.7)	(12.6)
Number of shares in millions
Weighted average number of outstanding ordinary shares for the purposes of basic earnings per share	204.5	17.6
Basic and diluted loss per share in EUR	(1.0)	(0.7)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	Six-months ended March 31,
in millions of shares	2022	2021
Employee options	3.1	—
Earn Out Shares	51.0	—
Convertible loan	—	1.6

6.7. Finance income and cost

	Six-months ended March 31,
EUR million	2022	2021
Finance income
Interest income	0.0	0.0
Other financial income	15.9	—
Total	15.9	0.0

Finance cost
Interest expense for financial liabilities carried at amortized cost	(2.0)	(3.6)
Other financial expenses	(1.2)	(0.1)
Interest expense for lease liabilities (IFRS 16)	(0.6)	(0.2)

Total	(3.8)	(3.9)

Net finance costs	12.2	(3.8)

The other financial income includes EUR 11.0 million due to the revaluation of the warrants.

7. Notes to the Interim Condensed Statement of Financial Position

7.1. Non-current financial liabilities

On May 5, 2021, the Group entered a long-term syndicated financing to further strengthen the Group’s development and growth potential. The financing concludes a revolving facility with a maximum amount of EUR 150.0 million. As of March 31, 2022, the Group utilized EUR 100.0 million from the facility. Due to the formal covenant breach as of March 31, 2022, the outstanding balance of EUR 100.0 million is classified as a current financial liability. With an amendment agreement entered on May 30, 2022, the formal covenant breach was cured after the reporting period and the outstanding balance will be reclassified as a non-current financial liability since it will be paid within the following three years.

During the six-months ended March 31, 2022, the Group repaid bank loans in the amount of EUR 77.5 million which were mainly related to the refinancing of Wiggle after the acquisition.

7.2. Non-current Trade payables

The non-current trade payables with an amount of EUR 12.3 million of deferred underwriting commissions are related to the listing of SSU N.V. (see note 3).

8. Business combinations

The following strategic business combinations took place in during the six-month period ended March 31, 2022:

Acquisition of Wiggle Group

On December 14, 2021, SSU GmbH completed the acquisition of 100% of the issued shares in Wiggle Group, a UK headquartered online cycling and multisport specialist, for a total consideration of EUR 509.0 million. The strategic investment is intended to strengthen the Company’s activities in the Bike & Outdoor business segment and to extend the Company’s internationalization strategy. The operating results and assets and liabilities of the acquired company are consolidated from December 14, 2021.

Acquisition-related costs in the amount of EUR 0.2 million were reported within other operating expenses (2021: EUR 3.6 million).

The purchase price allocation as of March 31, 2022, is preliminary and therefore may be subject to changes.

Details of the consideration transferred are:

EUR million
Initial Cash Consideration	212.8
Equity Consideration	273.6
Deferred Cash Consideration	22.6

Total consideration	509.0

The following table illustrates the recognized assets and (liabilities) assumed at the date of the acquisition:

EUR million	Fair value at the time of acquisition
Property, plant and equipment	9.5
Right-of-use-assets	24.5
Identifiable intangible assets	273.1
Inventories	78.0
Trade receivables	0.7
Other current financial asset	2.4
Other current assets	11.2
Cash and cash equivalents	45.8
Non-current provisions	(3.1)
Non-current financial liabilities	(97.5)
Deferred tax liabilities	(24.9)
Trade payables	(41.2)
Other current financial liabilities	(2.0)
Other current liabilities	(69.6)
Contract liabilities	(1.7)

Total identifiable net assets acquired	205.4

Consideration transferred	509.0
Goodwill	303.6

The goodwill is attributable mainly to the synergies expected to be achieved from integrating the Wiggle Group into the Group’s existing bike and outdoor business as well as from the expansion of existing business activities and the expected benefits from the expansion into new markets and business segments. None of the goodwill recognized is expected to be deductible for tax purposes.

The fair value of the trademarks was determined using the relief from royalty method. The fair value allocated to customer relationships was determined using the “Multi-Period Excess Earnings Method”.

From the acquisition date on December 14, 2021 to March 31, 2022, the Wiggle Group contributed revenue of EUR 80.0 million and loss of EUR 7.2 million to the Group’s results. If the acquisition had taken place on October 1, 2021, management estimates that the contribution to the consolidated revenue and consolidated loss would have been EUR 152.6 million and EUR 59.5 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on October 1, 2021.

Acquisition of Tennis Express

On January 1, 2022, the Company acquired 66.66 % of the issued shares in Tennis-Express, a full-service tennis specialty retailer based in Houston, Texas. The strategic investment is intended to strengthen the activities in the Tennis business segment and to extend our internationalization strategy. The purchase price paid in cash amounted to EUR 3.6 million and also consists of equity instruments in the amount of EUR 16.9 million. At the time of the acquisition, the Company and the non-controlling shareholders entered into a nearly symmetrical put call options that are classified as a synthetic forward transaction. Under these options, the Group is obligated to acquire the remaining 33.34% of non-controlling interests for a contractually agreed consideration no later than the expiry of the options on February 29, 2024. The expected payment resulting from the put option liability at the acquisition date is EUR 12.9 million. The Group has applied the anticipated acquisition method, whereby the put option liability is viewed as part of the consideration transferred and no non-controlling interest is recognized.

Acquisition-related costs in the amount of EUR 0.1 million were reported within other operating expenses (2021: EUR 0.3 million).

The purchase price allocation as of March 31, 2022, is preliminary and therefore may be subject to changes.

The following table illustrates the recognized assets and (liabilities) assumed at the date of the acquisition:

EUR million	Fair value at the time of acquisition
Property, plant and equipment	0.1
Right-of-use-assets	0.2
Identifiable intangible assets	5.5
Inventories	9.1
Trade receivables	0.1
Other current assets	1.4
Cash and cash equivalents	0.8
Deferred tax liabilities	(1.4)
Tax liabilities	(1.1)
Trade payables	(3.2)
Other current liabilities	(2.6)

Total identifiable net assets acquired	9.0

Consideration transferred	33.4
Goodwill	24.4

The goodwill is attributable mainly to the synergies expected to be achieved from integrating Tennis-Express into the Group’s existing tennis business as well as from the expansion of existing business activities and the expected benefits from the expansion into new markets and business segments. None of the goodwill recognised is expected to be deductible for tax purposes.

From the acquisition date on January 1, 2022, to March 31, 2022, Tennis-Express contributed revenue of EUR 12.7 million and loss of EUR 1.8 million to the Group’s results. If the acquisition had taken place on October 1, 2021, management estimates that the contribution to the consolidated revenue and consolidated loss would have been EUR 26.6 million and EUR 1.8 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on October 1, 2021.

9. Financial risk management

The following section contains additional disclosures on the significance of financial instruments and on individual line items from the statement of financial position and statement of profit or loss relating to financial instruments.

The following table shows the reconciliation of the statement of financial position items to the relevant classes of financial instruments as of March 31, 2022, broken down by the carrying amount and fair value of the financial instruments as well as the allocation of the statement of financial position items to the measurement categories:

EUR million	Measurement category in accordance with IFRS 9	Balance sheet carrying amount as of March 31, 2022	Fair value hierarchy	Fair value
Financial Assets
Other non-current financial assets		3.3		3.3
of which with related companies and persons	AC	0.2	2	0.2
of which from other financial assets	AC	3.1	2	3.1
Trade receivables	AC	25.3	n/a	25.3
Other current financial assets		15.9		15.9
of which from other financial assets	AC	15.9	n/a	15.9
Cash and cash equivalents	AC	68.6	n/a	68.6
Financial Liabilities
Non-current financial liabilities		105.5		31.7
of which to financial institutions	AC	4.5	2	4.5
of which other loans	AC	0.9	2	0.9
of which from lease liabilities	n/a	73.6	n/a	—
of which put option liabilities	FVPL	18.3	2	18.3
of which from the negative fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	0.1	2	0.1
of which warrants	FVPL	8.0	1	8.0
Non-current Trade payables	AC	12.3	n/a	12.3
Trade payables	AC	153.3	n/a	153.3
Other current financial liabilities		154.9		140.7
of which to financial institutions	AC	102.7	n/a	102.7
of which from lease liabilities	n/a	14.1	n/a	—
of which from the negative fair values of derivative financial instruments not in hedge accounting	Hedge Accounting	0.3	2	0.3
of which from other financial liabilities	AC	37.7	n/a	37.7

Fair values were determined on the basis of the market conditions prevailing at the end of the reporting period and the valuation techniques described in group consolidated financial statement as of September 30, 2021. The fair values correspond to the prices that would be received for the sale of an asset or paid for the transfer of a liability between market participants in an arm’s length transaction.

Cash and cash equivalents, trade receivables and payables, and other financial assets and liabilities mostly have short remaining maturities. For this reason, their carrying amounts at the end of the reporting periods are approximately the same as their fair values.

Measurement of financial instruments at fair value is based on the three-level hierarchy and on the proximity of the measurement factors used to an active market. An active market is one in which homogeneous products are traded, where willing buyers and sellers can be found for them at all times, and where their prices are publicly available.

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The fair value of Level 2 financial instruments is determined on the basis of the conditions prevailing at the end of the reporting period, such as interest rates or exchange rates, and using recognized models such as discounted cash flow or option pricing models.

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). The fair value of Level 3 financial instruments was measured by reference to individual expectations of losses; these are based, to a significant extent, on the business’ assumptions about counterparty credit quality.

The transfers between the levels of the fair value hierarchy are reported at the respective reporting dates. There were no transfers between Level 1, Level 2, and Level 3 in the six-month period ended March 31, 2022.

10. Segment information

Basis for segmentation

SIGNA Sports United Group operates a variety of e-commerce platforms and offline stores for various brands and offers a broad product portfolio in the sporting goods sector. The Group has the following divisions, which are its operating segments: Tennis, Bike and Outdoor, and Teamsport and Athleisure. These divisions offer different products and services and are managed separately because they require different technology and marketing strategies.

Due to the acquisitions described in note 8 Business combinations, the Wiggle Group was included in the operating segment Bike and Outdoor and Tennis-Express was included in the operating segment Tennis.

Segment	Operations
Tennis	Retail activities and online business with main brands Tennis-Point and TennisPro; product portfolio comprises tennis supplies

Bike and Outdoor	Retail activities and online business through various brands; product portfolio comprises bikes and related services as well as outdoor products

Teamsport and Athleisure	Sale through the online shops StyleFile and OUTFITTER; focus is on offering and selling sports & street wear and sneakers as well as customizing of merchandise

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM evaluates the financial performance of SIGNA Sports United Group, allocates resources and is involved in strategic and operational decision making on an ongoing basis. The CODM receives and reviews the internal management reporting for each operating segment at least once a month in order to make decisions and allocate resources to the Tennis, Bike and Outdoor, and Teamsport and Athleisure segments.

In accordance with IFRS 8.5, all three operating segments are reportable segments.

Segment Adjusted EBITDA

The CODM assesses the performance of the operating segments based on Segment Adjusted EBITDA (consolidated net income (loss) before interest, taxes, depreciation and amortization) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments described below in more detail include acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items.

Information on reportable segments

Six-months ended March 31, 2022

EUR million	Tennis	Bike and Outdoor	Teamsport and Athleisure	Segment total
Revenue	107.3	319.4	58.3	484.9
External revenue	107.3	319.0	55.1	481.4
Intersegment revenue	—	0.4	3.2	3.5
Segment Adjusted EBITDA	(1.7)	(9.2)	(4.7)	(15.6)
Segment Assets	180.7	908.9	89.1	1,178.7
Segment Liabilities	153.0	868.3	131.7	1,152.9

Six-months ended March 31, 2021

EUR million	Tennis	Bike and Outdoor	Teamsport and Athleisure	Segment total
Revenue	58.7	260.2	57.8	376.7
External revenue	58.7	260.0	55.6	374.4
Intersegment revenue	0	0.2	2.2	2.4
Segment Adjusted EBITDA	0.9	22.4	(2.6)	20.7
Segment Assets	127.2	459.5	84.1	670.8
Segment Liabilities	93.7	291.1	106.2	490.9

The following table reconciles the performance indicators presented in the segment information to the consolidated statement of profit or loss and other comprehensive Income of SIGNA Sports United Group.

	Six-months ended March 31,
EUR million	2022	2021*
Segment Adjusted EBITDA total	(15.6)	20.7
Unallocated corporate costs	(13.1)	(7.3)
Acquisition related charges (1)	(0.7)	(0.0)
Reorganization costs (2)	(127.0)	(1.1)
Consulting fees (3)	(31.4)	(3.2)
Share-based compensation (4)	(9.3)	—
Other items	(1.8)	(0.1)
Result from investments accounted for at equity	(0.6)	(0.6)
Finance costs	(3.8)	(3.9)
Finance income	15.9	0.0
Depreciation and amortization	(22.3)	(14.8)
Earnings before taxes (EBT)	(209.7)	(10.3)

Unallocated corporate costs consist of mainly intercompany activities and loans, corporate functions as well as cost allocations.

(1) Acquisition related charges consist of transaction costs incurred from acquisitions during the period or subsequent business integration related project costs directly associated with an acquired business.

(2) Reorganization costs represent fees and costs associated with various internal reorganization initiatives across the Company’s segments, including severance costs and EUR 121.9 million share listing expense in the six-month periods ended March 31, 2022.

(3) Consulting fees include consultancy fees in connection with acquisitions, financing (equity and debt) and strategic projects.

(4) Share-based compensation represents non-cash share-based compensation expenses related to option awards to employees and executives.

*) The definition of Segment Adjusted EBITDA was changed beginning October 1, 2021 to include ramp-up costs and consulting expenses related to management hiring which had previously been excluded. The prior period amounts have been adjusted to state the relevant amounts on a comparable basis. The impact on the prior period Segment Adjusted EBITDA was less than EUR 1 million.

Reconciliations of information on reportable segments to the amounts reported in the financial statements

	Six-months ended March 31,
EUR million	2022	2021
I. Revenue

Total segment revenue	484.9	376.7

Intersegment elimination	(3.5)	(2.4)
Consolidated revenue	481.4	374.4
II. Assets

Total segment assets	1,178.7	670.8

Unallocated and intersegment elimination	369.3	21.8
Consolidated assets	1,548.0	692.7
III. Liabilities

Total segment liabilities	1,152.9	490.9

Unallocated and intersegment elimination	(577.1)	(115.1)
Consolidated liabilities	575.8	375.8

Unallocated and intersegment elimination consists of mainly intercompany activities and loans, corporate functions as well as cost allocations.

Geographical information

Non-current assets are presented according to the consolidated subsidiaries’ registered office. Non-current assets exclude goodwill.

EUR million	Non-current assets as of March 31, 2022	Non-current assets as of September 30, 2021
Germany	253.0	245.8
United Kingdom	223.2	—
Switzerland	0.2	0.2
Austria	0.5	0.6
France	32.9	31.4
United States of America	8.0	2.2
Rest of the world	17.1	17.0

Total	534.9	297.1

11. Events after the reporting period

After the reporting date, an additional liquidity commitment of up to EUR 100 million has been provided by SIGNA Holding GmbH to SSU GmbH through a working capital facility. Furthermore, on May 30, 2022 the Company entered into an amendment agreement to the revolving facility agreement with a banking syndicate. The amendment agreement amends and restates certain provisions of the revolving facility agreement such as the extension and increase option as well as certain minimum cash requirements and suspends certain maintenance covenants (see note 7.1).

Berlin, June 24, 2022

SIGNA Sports United N.V.

Dr. Stephan Zoll	Alexander Johnstone
Chief Executive Officer	Chief Financial Officer

Dr. Philipp Rossner	Thomas Neumann
Chief Strategy Officer	Chief Technical Officer

Stefanie Kniepen
Deputy Chief Financial Officer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the six month periods ended March 31, 2022 and 2021 and the related notes thereto included elsewhere in this interim report and the audited consolidated financial statements and related notes for the year ended September 30, 2021 included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC. As a result of many factors, including those factors set forth in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended September 30, 2021, our actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis.

Overview

Our group comprises dedicated market leading online sports specialist web shops in the fast-growing product categories bike, tennis/racket sports, outdoor and teamsports and athleisure. As a group, we consider ourselves to be the global number one online sports specialty retailer measured by revenue. We define our relevant market as the global sports retail market in which competition comes from a highly diversified group of competitors, i.e., traditional offline sports retailers, specialist offline sports retailers, e-commerce generalists and online sports specialists as well as some leading sporting goods brands. Among this group of competitors, online sports specialist retailers carry a broad range of sports products including hardlines such as equipment, parts and accessories, and softlines such as functional wear and clothing, from only one or more sports product categories such as cycling, outdoor, racquet sports, teamsports, swimming, running or fitness, focusing on sports retailing mainly via online channels and generating the vast majority of sales through online channels, e.g., own websites and marketplaces.

We sell products to customers through various online web shops as well as selected physical locations mainly to customers in the European Union as well as in Switzerland, Norway, the UK and the US, with approximately 274 million website visits and more than 7.1 million net orders in the fiscal year ended September 30, 2021 and approximately 164 million website visits and more than 4.5 million net orders in the six months ended March 31, 2022.

Our primary source of revenue is the sale of products, in particular full-bikes and bike spare parts, tennis rackets and accessories, outdoor gear, footwear and other sports products, through the websites of our various web shop brands. The business model in our core first party e-commerce business focuses on four key pillars to inspire, guide, serve and engage our customers. We believe that this focus on delivering a superior customer sports shopping experience compared to both online generalists and physical sports store retailers distinguishes us and drives high traffic, conversion rates and builds brand affinity resulting in an increasingly loyal customer base and growing revenue retention.

We intend to become a strategically important partner for suppliers, offline specialist stores and enthusiast communities beyond our core B2C e- commerce business in the coming years. We are developing multiple new business models leveraging our technology, infrastructure, data, relationships, and people. These businesses which we describe as our platform businesses are a selection of services geared towards our ecosystem partners and designed to enable them to better reach and serve their end consumers.

Business combinations

In the second half of the previous financial year we closed the acquisition of Midwest Sports Supply Inc., Cincinnati, Ohio/USA (“Midwest”), an online tennis retailer that is intended to strengthen the activities in the Tennis business segment and to extend our internationalization strategy.

On December 14, 2021, we closed the acquisition of 100% of Mapil TopCo Limited, Portsmouth/UK (“Wiggle” or “the Wiggle”, a UK headquartered online cycling and multisport specialist that is intended to strengthen our activities in the Bike & Outdoor business segment and to extend our internationalization strategy.

On January 1, 2022, we acquired 66.66 % of the issued shares in Tennis-Express LP, Houston, Texas/USA (“Tennis-Express”), a full-service tennis specialty retailer that is intended to strengthen the activities in the Tennis business segment and to extend our internationalization strategy.

Additionally, for further information in regard to the acquisition of Wiggle Group and Tennis-Express see note 8 “Business combinations” of our notes to the unaudited interim condensed consolidated financial statements for the six-months periods ended March 31, 2022 as well as our latest annual consolidated financial statements as of and for the year ended September 30, 2021 for the acquisition of Midwest.

Capital Reorganization

On December 14, 2021, we closed our previously announced Business Combination pursuant to the Business Combination Agreement, dated June 10, 2021, by and among Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sports United GmbH (“SSU GmbH”), SIGNA Sports United N.V. (formerly known as SIGNA Sports United B.V.), (“SSU N.V.”), Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH (the “Yucaipa Merger”).

As part of the transaction, former shareholders of Yucaipa (public shareholders, sponsors and directors) received 12,584,315 shares of SSU N.V. and 17,433,333 warrants (“SSU Warrants”) to purchase ordinary shares of SSU N.V. In exchange, SSU N.V. received the net assets held by Yucaipa, which had a fair value of EUR 7.3 million upon closing of the transaction on December 14, 2021. The net assets included EUR 23.6 million of cash and cash equivalents held in Yucaipa trust account, current liabilities of EUR 5.7 million and EUR 10.6 million deferred underwriting commissions.

SSU N.V. raised an additional net EUR 402.7 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of SSU GmbH, Yucaipa and other new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of EUR 11.6 million and EUR 391.1 million to share capital and capital reserve, respectively.

Both the Yucaipa Merger and PIPE Financing closed on December 14, 2021. Upon consummation of the transactions, SSU N.V. became a publicly traded corporation at the New York Stock Exchange under the ticker SSU. The SSU Warrants are traded under the ticker SSU.WS. SSU N.V. incurred incremental transaction costs directly attributable to the issuance of new shares to Yucaipa shareholders and the PIPE Financing of EUR 10.3 million, which it netted against the equity proceeds as a reduction in capital reserve.

Factors Affecting Our Performance

We believe that our performance and future success depend on several factors which have affected our performance in the periods for which financial information is presented in this interim report and which will continue to affect our future performance. These factors present significant opportunities for us but also pose risks and challenges. These factors include:

COVID-19 and Supply Chain Shortage

The on-going COVID-19 related supply chain disruption, which began in 2020, as well as the global components shortage has had a significant negative impact on our ability to service the increased consumer demand for our products (especially in the full-bike and e-bike category), and therefore, our revenues. Although we expect to continue to grow the market for our products at rates experienced in the recent past once the COVID-19 related supply chain disruption as well as the global components situation normalizes, we cannot predict with certainty if and when the supply chain disruption will resolve and whether demand for our products will increase as currently anticipated.

Geopolitical situation

With Russia’s invasion of Ukraine, the geopolitical situation around the world intensified on February 24, 2022. The ongoing conflict in Eastern Europe and the imposed sanctions have led to significant global economic uncertainty followed by rising commodity prices, increased raw materials costs and a negative impact on the overall consumer sentiment. The uncertainties about the future development of the war and its impact on the global economy remain and uncertainties in the global economy could have an adverse impact on the company and its supply chain, future sales as well as the company’s assets.

Key Operating Performance Metrics

We measure certain performance metrics comprising site visits, conversion rate, number of net orders and net average order value. All these performance metrics are, to the extent applicable, measured on a net basis, i.e., after value added taxes, returns and cancellations.

The key performance metrics shown in the table below are only derived from sales generated through online shops of entities owned by SSU N.V. as of the date of this prospectus and do not include revenue generated through sales partners (e.g. Zalando) or revenue from physical stores (offline sales). The key performance metrics shown in the table below represent aggregated information for the relevant entities and do not distinguish between pre- and post-acquisition of the relevant entities.

Our key performance metrics are used by management to monitor the underlying performance of our operations and the performance of its sites.

The key performance measures should be viewed as a supplement and not a substitute for our financial performance as shown in the financial statements included in this prospectus. The key performance metrics are also not meant to be predictive of future results. Since not all companies do calculate these measures in an identical manner, our presentation may not be consistent with similar metrics used by other companies. Therefore, undue reliance should not be placed on such data.

The following table provides information for the six-month periods ended March 31, 2022 and 2021:

	For the six-month periods ended March 31,
	2022	2021[6]
	(unaudited)
Site Visits[1] (in millions)	163.5	126.3
Net Conversion Rate[2] (in %)	2.8	2.3
Number of Net Orders[3] (in thousands)	4,591	2,889
Net Average Order Value[4] (in EUR)	99.4	102.4
Active Customers[5] (in millions)	7.4	4.4

(1)	Defined as number of visits including mobile and website. Cut off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.
(2)	Defined as total net orders (post cancellations and returns) divided by total visits.
(3)	Defined as orders post cancellations and returns.
(4)	Defined as total online revenue (excluding sales partners) divided by net orders (post value added taxes, cancellations and returns).
(5)	Defined as customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.
(6)	Does not include Midwest, Wiggle Group and Tennis-Express.

Site visits refer to the number of visitors to each of our sites. Site visits are a useful indicator to understand our sites overall reach within the market. Site visits have increased from 126.3 million in the six months ended March 31, 2021 to 163.5 million in the six months ended March 31, 2022, which is primarily attributable to the acquisition of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year along with improved traffic on Tennis.

Net conversion rate refers to the rate at which a site visit results in an order. Net conversion rate is a useful indicator to understand how effective our sites are at converting visits into orders. Net conversion rates are calculated by taking total site visits for the relevant period and dividing by the total number of net orders. Net conversion rates have increased from 2.3 % in the six months ended March 31, 2021 to 2.8 % in the six months ended March 31, 2022, which is primarily attributable to the shift of traffic to higher conversion categories like parts, accessories and clothing because of the lack of full-bike availability.

The number of net orders is defined as the total number of orders minus cancellations and returns. The number of net orders is a useful indicator to understand the ability of our sites to monetize their products. The number of net orders has increased from 2,889 thousand in the six months ended March 31, 2021 to 4,591 thousand in the six months ended March 31, 2022, which is primarily attributable to the acquisition of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year along with improved performance in Teamsport and Tennis.

The net average order value is calculated by dividing net revenue by net orders. Net average order value is a useful indicator as a further measure of monetization. Net average order value has decreased from EUR 102.4 in the six months ended March 31, 2021 to EUR 99.4 in the six months ended March 31, 2022. Net average order value has been particularly affected by a decreased share of items with a high average order value such as bikes.

Results of Operations—Six months ended March 31, 2022

The following table summarizes our consolidated statements of operations for each period presented:

	For the six-month periods ended March 31
	2022		2021
	in EUR million (unaudited)	in % of net revenues	in EUR million (unaudited)	in % of net revenues
Revenue	481.4		374.4
Own work capitalized	2.3	0.5%	1.7	0.5%
Other operating income	2.7	0.6%	1.7	0.5%
Cost of materials	(304.9)	(63.3)%	(231.2)	(61.8)%
Personnel expenses	(81.5)	(16.9)%	(42.9)	(11.5)%
Other operating expenses	(298.8)	(62.1)%	(94.7)	(25.3)%
Depreciation and amortization	(22.3)	(4.6)%	(14.8)	(4.0)%
Operating result	(221.2)	(45.9)%	(5.9)	(1.6)%
Finance income	15.9	3.3%	0.0	0.0%
Finance costs	(3.8)	(0.8)%	(3.9)	(1.0)%
Result from investments accounted for at equity	(0.6)	(0.1)%	(0.6)	(0.2)%
Earnings before tax (EBT)	(209.7)	(43.6)%	(10.3)	(2.8)%
Income tax benefit (prior year expense)	8.0	1.7%	(1.7)	(0.5)%
Loss for the period	(201.7)	(41.9)%	(12.0)	(3.2)%
of which attributable to non-controlling interests	—	0.0%	0.7	0.2%
of which attributable to the owners of SSU	(201.7)	(41.9)%	(12.6)	(3.4)%
Loss per share
Basic and diluted loss per share	(1.0)		(0.7)

Revenue

Revenue includes revenue from the sale of merchandise net of deduction of sales tax, returns, customer discounts and rebates.

For the six months ended March 31, 2022, revenues were EUR 481.4 million, an increase of EUR 107.0 million, or 29%, compared to revenues of EUR 374.4 million in the six months ended March 31, 2021. The increase in revenue was primarily inorganic growth due to the acquisition of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year. For further information, please refer to note 8 “Business combinations” of the unaudited interim condensed consolidated financial statements for the six months ended March 31, 2022. Our Tennis business is facing supply chain issues for tennis shoes but was overcompensated by strong performance across all remaining categories, especially rackets and apparel. The performance of our bike and outdoor business was negative effected by the decline in bike mainstream & expert customer segments due to the continued shortage in full-bike and especially e-bike supply. Our Teamsport & Athleisure business is also facing supply chain issues, as a high fraction of planned goods are delivered late.

Cost of materials

Cost of materials consists of cost for merchandise.

For the six months ended March 31, 2022, cost of materials was EUR 304.9 million, an increase of EUR 73.7 million, or 32%, compared to EUR 231.2 million in the six months ended March 31, 2021. The increase in cost of materials is primarily related to the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year. For further information on acquisitions, please refer to note 8 “Business combinations” of the unaudited interim condensed consolidated financial statements for the six months ended March 31, 2022.

Personnel expenses

Personnel expenses consists of wages and salaries, social security contributions and other personnel expenses.

For the six months ended March 31, 2022, personnel expenses were EUR 81.5 million, an increase of EUR 38.6 million, or 90%, compared to EUR 42.9 million in the six months ended March 31, 2021. The increase in personnel expenses resulted from an EUR 25.5 million increase in wages and salaries and social security contributions, primarily related to the increased number of employees following the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year. Additionally, other personnel expenses increased EUR 13.1 million compared to the six months ended March 31, 2021, primarily related to EUR 9.3 million share-based compensation expenses mainly to key management personnel as part of the Capital Reorganization.

Other operating expenses

Other operating expenses mainly consisted of expenses for logistics and packaging (relating primarily to outbound shipping costs, return shipping costs and packaging material), marketing expenses (relating primarily to search engine advertising (Google), costs for TV commercials and costs for price comparison websites), IT expenses and charges for payment services.

For the six months ended March 31, 2022, other operating expenses were EUR 298.8 million, an increase of EUR 204.2 million, or 216%, compared to EUR 94.7 million in the six months ended March 31, 2021. The increase in other operating expenses primarily resulted from the EUR 121.9 million share listing expense related to the Yucaipa Merger which is according to IFRS 2 the difference between the fair value of the net assets contributed by Yucaipa and the fair value of equity instruments provided to former Yucaipa shareholders, a EUR 31.9 million increase in legal and consulting fees, a EUR 18.2 million increase in marketing expenses, a EUR 17.8 million increase in expenses for logistics and packaging, and a EUR 14.4 million increase in miscellaneous other operating expenses. The increase in legal and consulting fees is due to both one-time expenses associated with the Yucaipa Merger and PIPE Financing as well as additional expenses associated with operating as a public company. The increases in marketing expenses, logistics and packaging, and miscellaneous other operating expenses primarily relate to the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year. Furthermore, higher costs for shipping and carriers as well as dual running costs due to the introduction of a new logistic hub increased our logistic expenses. Our marketing expenses increased because of overall higher performance marketing expenses to generate more traffic on our web shops as well as the introduction of new brand marketing contracts at Tennis.

Depreciation and amortization

Depreciation and amortization comprise depreciation, amortization and impairment of tangible and intangible assets.

For the six months ended March 31, 2022, depreciation and amortization was EUR 22.3 million, an increase of EUR 7.5 million, or 51%, compared to EUR 14.8 million in the six months ended March 31, 2021. The increase in depreciation and amortization mainly resulted from the acquisitions of Wiggle Group and Tennis-Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year and depreciation of the recently implemented IT and logistics investments.

Finance income

Finance income includes interest income, foreign currency exchange gains and other financial income. Finance costs include interest expense on financial liabilities measured at amortized costs and other financing costs and foreign currency exchange losses.

For the six months ended March 31, 2022, finance income was EUR 15.9 million, of which EUR 11.0 million resulted from the revaluation of the warrants and EUR 3.9 million is due to the revaluation of the Midwest put option. There was no material finance income in the six months ended March 31, 2021.

Income tax benefit /expense

Income tax benefit consists primarily of current tax and deferred income tax. Current income taxes are calculated by applying the tax regulations enacted or substantially enacted as of the reporting date in countries in which our businesses operate. Deferred taxes are recognized on temporary differences between the carrying amounts of the assets and liabilities in our financial statements and the corresponding tax bases used in the computation of taxable income in accordance with IAS 12. The tax rate in Germany that applies to us is the German corporation tax inclusive of solidarity surcharge of 15.8 % and a trade tax rate of 14.4%.

For the six months ended March 31, 2022, income tax benefit was EUR 8.0 million, an increase of EUR 9.7 million compared to an income tax expense of EUR 1.7 million in the six months ended March 31, 2021. The income tax benefit resulted from a higher recognition of deferred tax assets due to increased trade tax and corporate tax loss carryforwards.

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA on a consolidated basis is used by management to evaluate our consolidated core on a consolidated basis operating performance on a comparable basis and to make strategic decisions. We believe Adjusted EBITDA on a consolidated basis is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Adjusted EBITDA on a consolidated basis may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA on a consolidated basis is not intended to be a substitute for any IFRS financial measure.

The following table presents a reconciliation of our Adjusted EBITDA on a consolidated basis from its consolidated net loss for the periods indicated.

	For the six-month periods ended March 31
(in EUR million)	2022	2021
Net loss for the period	(201.7)	(12.0)
Income tax benefit (prior year expense)	(8.0)	1.7
Earnings before taxes (EBT)	(209.7)	(10.3)
Depreciation and amortization	22.3	14.8
Finance income	(15.9)	0.0
Finance costs	3.8	3.9
Result from investments accounted for at equity	0.6	0.6
Acquisition related charges[1]	0.7	(0.0)
Reorganization costs[2]	127.0	1.1
Consulting fees[3]	31.4	3.2
Share-based compensation[4]	9.3	—
Other items	1.8	0.1
Adjusted EBITDA	(28.7)	13.4

1

Acquisition related charges consist of transaction costs incurred from acquisitions during the period or subsequent business integration related project costs directly associated with an acquired business.

2

Reorganization costs represent fees and costs associated with various internal reorganization initiatives across the Company’s segments, including severance costs and EUR 121.9 million share listing expense in the six-month periods ended March 31, 2022.

3	Consulting fees primarily include expenses related to acquisitions, financing (equity and debt) and strategic projects.
4	Share-based compensation represents non-cash share-based compensation expenses related to option awards to employees and executives.

For the six months ended March 31, 2022, EBITDA was negative EUR 198.9 million, a decrease of EUR 207.9 million compared to EUR 9.0 million in the six months ended March 31, 2021. Adjusted EBITDA amounted to negative EUR 28.7 million in the six months ended March 31, 2022, a decrease of 42.1 million compared to EUR 13.4 million in the six months ended March 31, 2021. The decrease in Adjusted EBITDA is primarily due to the EUR 121.9 million share listing expense, partially offset by the higher cost ratio of cost of materials and other operating expenditures to net revenues.

Liquidity and Capital Resources

Sources and uses of funds

Our primary requirements for liquidity and capital are to, among others, fund our net working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions.

Our primary sources of liquidity are our existing cash reserves and our revolving facility agreement of EUR 100 million from a banking syndicate as well as the proceeds generated from the Capital Reorganization that closed on December 14, 2021. After the reporting date an additional liquidity commitment of up to EUR 100 million has been provided by SIGNA Holding GmbH to us through a working capital facility. Furthermore, we entered into an amendment agreement to the revolving facility agreement. The amendment agreement amends and restates certain provisions of the revolving facility agreement such as the extension and increase option as well as certain minimum cash requirements and suspends certain maintenance covenants.

Our revolving facility agreement, including the latest amendment agreement, as well as the working capital facility from SIGNA Holding provide liquidity as we continue to grow and require additional liquidity, in particular due to the seasonal variability of our business.

As of March 31, 2022, our revolving facility agreement had an average interest rate of 2.5 % and our outstanding balance on the revolving credit agreement was EUR 100 million. Our revolving facility agreement is secured by shares in a subsidiary. Due to the formal covenant breach as of March 31, 2022, the outstanding balance of EUR 100.0 million is classified as a current financial liability. With the amendment agreement entered on May 30, 2022, the formal covenant breach was cured after the reporting period and the outstanding balance will be reclassified as a non-current financial liability since it will be paid within the following three years.

Cash and Cash Equivalents

We had cash and cash equivalents of EUR 68.6 million as of March 31, 2022 and cash and cash equivalents of EUR 50.7 million as of September 30, 2021, which primarily consisted of cash and bank deposits.

Consolidated Cash Flows

The following table summarizes our consolidated cash flows for each of the periods presented:

	For the six-month period ended March 31,
(in EUR million)	2022	2021
Net cash flows from operating activities	(148.0)	(4.3)
Net cash flows from investing activities	(190.6)	(11.0)
Net cash flows from financing activities	356.4	(27.3)
Effects of movements in exchange rates on cash held	(0.0)	—
Change in cash and cash equivalents	17.8	(42.6)

Net Cash Flows from Operating Activities

For the six-month period ended March 31, 2022, net cash flow from operating activities was negative EUR 148.0 million, a decrease of EUR 143.7 million, compared to net cash flow from operating activities of negative EUR 4.3 million in the six-month period ended March 31, 2021. This decrease in net cash flow from operating activities was primarily due to the decrease in earnings before taxes due to increasing legal and consulting fees related to the Yucaipa Merger and an increase in operating costs resulting from the acquisition of Wiggle Group and Tennis-Express.

Net Cash Flows from Investing Activities

For the six-month period ended March 31, 2022, net cash flow from investing activities was negative EUR 190.6 million, a decrease of EUR 179.6 million, compared to net cash flow from investing activities of negative EUR 11.0 million in the six-month period ended March 31, 2021. This decrease in net cash flow from investing activities was primarily due to the acquisition of Wiggle Group and Tennis-Express, net of cash acquired.

Net Cash Flows from Financing Activities

For the six-month period ended March 31, 2022, net cash flow from financing activities was EUR 356.4 million, an increase of EUR 383.7 million, compared to net cash flow from investing activities of negative EUR 27.3 million in the six-month period ended March 31, 2021. This increase in net cash flow from financing activities was primarily due to proceeds of EUR 402.7 million from capital contributions, partially offset by additional repayments of financial liabilities of EUR 60.1 million to financial institutions.